Morgan Lewis

Christina Edling Melendi
Partner
+1.212.309.6949
christina.melendi@morganlewis.com

May 6, 2019

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Lubit
Hugh West
Jessica Livingston
Pam Long

Re: BrightSphere Investment Group Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 24, 2019
File No. 333-230202

Ladies and Gentlemen:

We are in receipt of your letter dated May 1, 2019 relating to the above-referenced filing by BrightSphere Investment Group Inc. Pursuant to our conversation, attached hereto are draft changes to the Registration Statement on Form S-4 and tax opinion in response to the Staff's comments.

Thank you for your time and consideration.

Sincerely,

Christina Melendi

Christina Edling Melendi

cc: Richard Hart (BrightSphere Investment Group Inc.)

Morgan, Lewis & Bockius LLP

101 Park Avenue
New York, NY 10178-0060
United States

T +1.212.309.6000
F +1.212.309.6001

EU1/ 55932693.1

As filed with the Securities and Exchange Commission on ~May 6, 2019 Registration No. 333-230202 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Amendment No. t-l to FORMS-4 REGISTRATION STATEMENT UNDER THE SECURITIESACTOF 1933 BrigbtSpbere Investment Group Inc. (Exact name of registrant as specified in its charter) Delaware 6282 47-1121020 (State or other jurisdiction of (Primary Standard Industrial (lKS Employer incorporation or organization) Classification Code Number) Identification Number) Guang Yang Chief Executive Officer BrightSphere Investment Group Inc. 200 Clarendon Street, 53rd Floor Boston, Massachusetts 02116 (617)-369-7300 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) (Name, address, including ZIP code, and telephone number, including area code, of agent for service) With a copy to: Christina Edling Melendi Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Telephone: (212) 309-6000 Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the transactions described herein. If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 0

The Redomestication will result in certain United States holders of BrightSphere-United Kingdom Ordinary Shares being required to include certain amounts in income as a deemed dividend or, in some cases, to recognize gain. In such case, the resulting tax liability of a holder of BrightSphere-United Kingdom Ordinary Shares, if any, will depend on such holder's particular situation. The tax liability of a holder of BrightSphere-United Kingdom Ordinary Shares as a result of the Redomestication could be more than expected. As a result of the U.S. federal tax treatment of the Redomestication as described under the caption "Material U.S. Federal Income Tax Considerations of the Redomestication to Holders of BrightSphere-United Kingdom Ordinary Shares", below, certain holders of BrightSphere-United Kingdom Ordinary Shares that are United States persons (as determined for U.S. federal income tax purposes) may elect to include as a deemed dividend the "all earnings and profits amount" attributable to their BrightSphere-United Kingdom Ordinary Shares by timely filing a notice of such election pursuant to Treasury Regulations under Section 367(b) of the Code. If such a holder that is subject to this rule does not elect to include the "all earnings and profits amount", the holder would recognize gain (if any) on the exchange under those Treasury Regulations. A United States person that is treated as a "United States shareholder" of BrightSphere-United Kingdom (in general, a 10% or greater shareholder) is required to include as a deemed dividend the "all earnings and profits amount" attributable to its BrightSphere-United Kingdom Ordinary Shares. The amount of a holder's "all earnings and profits amount" or, if applicable, the amount of any gain required to be recognized as a result of the Redomestication will vary depending on that holder's particular situation, including by reason of that holder's holding period in its BrightSphere-United Kingdom Ordinary Shares, the value of the BrightSphere-United Kingdom Ordinary Shares at the time of the Redomestication, and the adjusted tax basis of the BrightSphere-United Kingdom Ordinary Shares exchanged in the Redomestication. Because the value of the BrightSphere-United Kingdom Ordinary Shares will not be known until the effective time of the Redomestication, a holder of BrightSphere-United Kingdom Ordinary Shares will not be able to determine its amount realized, and therefore the amount of any taxable gain it may be required to recognize, until such time. Moreover, the amount of a holder's "all earnings and profits amount" will not be known until after the completion of the Redomestication, so the holder will not be able to determine prior to the Redomestication the amount of any deemed dividend that such holder may elect, or be required, to include in income. For a more complete discussion of certain U.S. federal income tax consequences of the Redomestication, please read "Material U.S. Federal Income Tax Considerations of the Redomestication to Holders of BrightSphere-United Kingdom Ordinary Shares", below. The Redomestication transactions are expected to. but may not. qualify as a "reorganization" within the meaning of Section 368M o(the Code. The parties expect the exchange of BrightS ph ere-United Kingdom Ordinaty Shares for shares of BrightSphere- Delaware Common Stock pursuant to the Redomestication transactions to be treated as part of a "reorganization" within the meaning of Section 368(a) ofthe Code, and the parties have received an opinion from tax counsel that such treatment should apply. This tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS or the courts. There is some uncertainty regarding whether such treatment will apply because there is not authority directly addressing a transaction involving the same facts as the Redomestication. If the Redomestication transactions do not qualifY as a "reorganization," then certain holders of BrightS ph ere-United Kingdom Ordinary Shares may experience different tax consequences. including being required to recognize a greater amount of gain or loss. than the holder would experience if the Redomestication transactions were to qualify as a r.reorganization:' Tax matters are very complicated and the consequences of the Redomestication to any particular holder of BrightSphere-United Kingdom Ordinary Shares will depend on that holder's particular facts and circumstances. For further information. please refer to "Material U.S. Federal Income Tax Considerations of the Redomestication to Holders ofBrightSphere-Dnited Kingdom Ordinary Shares." You should consult your own tax advisor to determine the particular tax consequences of the Redomestication to you. 20

Characterization of the Exchange of BrightSphere-United Kingdom Ordinary Shares for Shares of BrightSphere-Delaware Common Stock Pursuant to the Redomestication

In the opinion of Morgan Lewis, for U.S. federal income tax purposes, the exchange of BrightSphere-United Kingdom Ordinary Shares for shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication should be treated as part of a reorganization described in Section 368(a)(1)(D) of the Code. However, the opinion of Morgan Lewis described above is based on certain factual representations, covenants and assumptions, and assumes that the parties will comply with certain reporting obligations under the Code. If any of these representations or assumptions are inconsistent with the actual facts, the U.S. federal income tax treatment of the exchange could be adversely affected. Morgan Lewis's opinion is not binding on the IRS or any court. In addition, there is some uncertainty regarding whether the exchange of BrightSphere-United Kingdom Ordinary Shares for shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication will qualify for such treatment because there is no authority directly addressing a transaction involving the same facts as the Redomestication. In particular, the characterization of the transaction for U.S. federal income tax purposes depends, in part, on the application of the "step transaction doctrine" articulated over time through judicial decisions and IRS rulings to integrate various component steps of the overall Redomestication, and those decisions and rulings address facts that are not identical to the facts involved in the Redomestication transactions. Moreover, the characterization of the transaction for U.S. federal income tax purposes involves the application of principles articulated in judicial decisions and IRS rulings in order to determine that certain specific statutory or regulatory requirements have been satisfied, and the relevant decisions and rulings address facts that are not identical to the facts involved in the Redomestication transactions. While we intend to take the position that the exchange of BrightSphere-United Kingdom Ordinary Shares for shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication is part of a reorganization described in Section 368(a)(1)(D) of the Code, as discussed above, we do not intend to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Redomestication. Consequently, while it is unlikely that any challenge would ultimately be sustained, no assurance can be given that the IRS will not challenge the qualification of the Redomestication as a reorganization described in Section 368(a)(1)(D) of the Code, or that a court would not sustain such challenge. The remainder of this discussion of U.S. federal income tax considerations assumes that the exchange of BrightSphere-United Kingdom Ordinary Shares for shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication will be treated as part of a reorganization described in Section 368(a)(1)(D) of the Code.

Material U.S. Federal Income Tax Consequences of the Redomestication to U.S. Holders of BrightSphere-United Kingdom Ordinary Shares

Receipt of Shares of BrightSphere-Delaware Common Stock in a Section 368(a)(1)(D) Reorganization

Provided that BrightSphere-United Kingdom is not and has not during the U.S. Holder's holding period been a passive foreign investment company (as discussed below under "Passive Foreign Investment Company Status"), a U.S. Holder that receives shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication will not recognize any gain with respect to such receipt of the shares of BrightSphere-Delaware Common Stock if the U.S. Holder elects to include as a deemed dividend the "all earnings and profits amount" attributable to its BrightSphere-United Kingdom Ordinary Shares by timely filing a notice of such election pursuant to Treasury Regulations under Section 367(b) of the Code, including providing notification of the election to BrightSphere-United Kingdom or BrightSphere-Delaware, as the successor, on or before the filing of the notice. We intend to provide a U.S. Holder with the information needed to substantiate the U.S. Holder's all earnings and profits amount. If a U.S. Holder does not elect to include the all earnings and profits amount, the U.S. Holder will recognize gain (if any) on the exchange under those Treasury Regulations. A U.S. Holder will not recognize any loss with respect to the receipt of shares of BrightSphere-Delaware Common Stock pursuant to the Redomestication. The requirement to either recognize gain or elect to include the all earnings and profits amount does not apply to a U.S. Holder whose BrightSphere-United Kingdom Ordinary Shares have a fair market value of less than $50,000 as of the date of the exchange.

A U.S. Holder that elects to include the all earnings and profits amount will have an aggregate adjusted tax basis in the shares of BrightSphere-Delaware Common Stock received in the Redomestication equal to the aggregate adjusted tax basis of the BrightSphere-United Kingdom Ordinary Shares surrendered in exchange therefor, increased by the all earnings and profits amount. A U.S. Holder that does not make the election and recognizes gain on the

37

Morgan Lewis

[April 23,]May __, 2019

BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

Ladies and Gentlemen:

We have acted as counsel to BrightSphere Investment Group plc, a company organized under the laws of England and Wales ("BrightSphere-United Kingdom"), and BrightSphere Investment Group Inc., a Delaware corporation ("BrightSphere-Delaware"), in connection with the transactions described in the Registration Statement on Form S-4, File No. 333-230202 (as amended or supplemented through the date hereof, the "Registration Statement"). At your request, and in connection with the filing of the Registration Statement, we are rendering this opinion concerning the treatment of the surrender of ordinary shares of BrightSphere-United Kingdom and the related receipt of shares of common stock of BrightSphere-Delaware as a result of the transactions described in the Registration Statement (collectively, the "Transactions") as part of a "reorganization" within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

In providing our opinion, we have examined the Registration Statement and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Transactions will be consummated as described in the Registration Statement and all parties will act in accordance with the requirements and provisions set forth

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110-1726
+1.617.341.7700
United States
+1.617.341.7701

DB1/ [101016366.6]101016366.8

BrightSphere Investment Group Inc.
[April 23,]May __, 2019
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therein (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the Transactions and the parties thereto set forth in the Registration Statement are true, complete and correct, and the Registration Statement is true, complete and correct, (iii) the factual statements and factual representations made by BrightSphere-United Kingdom and BrightSphere-Delaware in their joint representation letter dated as of the date hereof and delivered to us for purposes of this opinion (the "Representation Letter") are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the consummation of the Transactions, (iv) any such statements and representations made in the Representation Letter "to the knowledge of" any person, "to the belief of" any person, as "intended" by any person, or similarly qualified are and will be true, complete and correct without such qualification, (v) all events described in any such statements and representations made in the Representation Letter as expected, planned, or intended to occur or not to occur will in fact occur or not occur, as applicable, and (vi) BrightSphere-United Kingdom and BrightSphere-Delaware and their respective subsidiaries and shareholders will treat the Transactions for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the Transactions are consummated in a manner that is different from the manner described in the Registration Statement and the Representation Letter, our opinion as expressed below may be adversely affected.

Based upon and subject to the foregoing, and the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under the heading "MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDOMESTICATION TO HOLDERS OF BRIGHTSPHERE-UNITED KINGDOM ORDINARY SHARES", (i) we are of the opinion that, under currently applicable United States federal income tax law, the surrender of ordinary shares of BrightSphere-United Kingdom and the related receipt of shares of common stock of BrightSphere-Delaware as a result of the Transactions and as described in the Registration Statement should be treated as part of a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code, and [that the] U.S. federal income tax consequences of that exchange to holders of BrightSphere-United Kingdom ordinary shares[should be as described in the Registration Statement](ii) the discussion under the heading "MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDOMESTICATION TO HOLDERS OF BRIGHTSPHERE-UNITED KINGDOM ORDINARY SHARES" [.]constitutes our opinion as to the material U.S. federal income tax consequences of that exchange to holders of BrightSphere-United Kingdom ordinary shares.

There is some uncertainty regarding whether the exchange of BrightSphere-United Kingdom ordinary shares for shares of BrightSphere-Delaware common stock as a result of the Transactions will be treated as part of a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code because there is no authority directly addressing a transaction involving the same facts as the Transactions. In particular, the characterization of the Transactions for U.S. federal income tax purposes depends, in part, on the application of the "step transaction doctrine"

DB1/ [101016366.6]101016366.8

BrightSphere Investment Group Inc. [April 23,]May ,2019 Page 3 articulated over time through judicial decisions and Internal Revenue Service rulings to integrate various component steps of the overall Transactions, and those decisions and rulings address facts that are not identical to the facts involved in the Transactions. Moreover, the characterization of the Transactions for U.S. federal income tax purposes involves the application of principles articulated in judicial decisions and Internal Revenue Service rulings in order to determine that certain specific statutory or regulatory requirements have been satisfied, and the relevant decisions and rulings address facts that are not identical to the facts involved in the Transactions. We express no opinion on any issue relating to the tax consequences of the Transactions or any other action contemplated in the Registration Statement other than the opinion set forth above. Our opinion set forth above is based on the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Transactions or any related actions, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the validity of the opinion set forth herein. We assume no responsibility to inform any person or entity of any such change or inaccuracy that may occur or come to our attention. In addition, our opinion is being delivered prior to the consummation of the Transactions and therefore is prospective and dependent on future events. This opinion is furnished to you solely in connection with the Registration Statement and this opinion may not be relied upon for any other purpose without our prior written consent. We hereby consent to the use of our name in the Registration Statement and the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder. Very truly yours, lsi Morgan, Lewis & Bockius LLP DB1/ [H11816366.6]101016366.8